UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LRAD Corporation

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

50213V 10 9

(CUSIP Number)

December 31, 2010

(Dates of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50213V 10 9	SCHEDULE 13G	Page 2 of 4

1.	Name of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only) Thomas R. Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ Not Applicable (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,635,734 shares as of December 31, 2010 (1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,635,734 shares as of December 31, 2010 (1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,635,734 shares as of December 31, 2010 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11): 5.1% as of December 31, 2010 (2)
12.	Type of Reporting Person (See Instructions) IN
(1)	Includes 1,608,334 shares issuable upon exercise of outstanding stock options within 60 days of December 31, 2010.
(2)	Based on 1,608,334 shares issuable upon exercise of outstanding stock options held by the reporting person, plus 30,687,789 shares outstanding as of January 25, 2011, as reported by LRAD Corporation in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 2, 2011.

CUSIP No. 50213V 10 9	SCHEDULE 13G	Page 3 of 4

Item 1(a).	Name of Issuer

LRAD Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

15378 Avenue of Science, Suite 100

San Diego, California 92128

Item 2(a).	Name of Person Filing

The name of the person filing this statement is Thomas R. Brown (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office

15378 Avenue of Science, Suite 100

San Diego, California 92128

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, $0.00001 par value

Item 2(d).	CUSIP Number

50213V 10 9

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a) Amount Beneficially Owned: See Item 9 of the attached cover page.

(b) Percent of Class: See Item 11 of the attached cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Item 5 of the attached cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of the attached cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of the attached cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of the attached cover page.

CUSIP No. 50213V 10 9	SCHEDULE 13G	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011

/s/ THOMAS R. BROWN
Thomas R. Brown